Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The Registrant’s principal subsidiaries are listed below.  In addition, the Registrant has approximately 237 subsidiaries engaged in similar operations that are not required to be listed pursuant to SEC rules.

Name	Location of Formation

PS LPT Properties Investors...................................	Maryland
Shurgard Storage Centers LLC...............................	Delaware

The Registrant directly or indirectly owns 100% of the subsidiaries listed above.